UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ROBINSON COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.
14701 Charlson Road
Eden Prairie, MN 55347

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of Robinson Companies Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the year ended December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Minneapolis, Minnesota
June 24, 2019

We have served as the auditor of the Plan since 2002.

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Participant-directed investments — at fair value (Note 3)	$954,394,249	$1,022,743,631
Non-interest-bearing cash	—	167,366
Total Investments	954,394,249	1,022,910,997
Notes receivable from participants	20,641,001	21,052,063
Contributions receivable — employer	12,556,642	—
Total assets	987,591,892	1,043,963,060
LIABILITIES:
Operating payable	(89,341)	—
Total liabilities	$(89,341)	$—
NET ASSETS AVAILABLE FOR BENEFITS	$987,502,551	$1,043,963,060

See Notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$42,240,527	$28,505,146
Participant	45,990,491	42,797,667
Rollover	2,909,688	3,267,072
Net unrealized and realized (depreciation) appreciation in fair value of investments	(89,237,709)	147,526,952
Interest, dividend, and other income	14,394,444	11,702,912
Total additions	16,297,441	233,799,749
DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	71,735,985	60,617,439
Administrative expenses	1,021,965	977,725
Total deductions	72,757,950	61,595,164
NET (DECREASE) INCREASE IN NET ASSETS	(56,460,509)	172,204,585
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,043,963,060	871,758,475
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$987,502,551	$1,043,963,060
See Notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN
General - C.H. Robinson Worldwide, Inc. (the “Company” or “CHRW”), established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Operation of the Plan - The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid by the Plan.
Contributions - Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations, which were $18,500 and $18,000 for 2018 and 2017, respectively.
The Company makes an employer-matching contribution and may make a discretionary profit-sharing contribution. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income.
The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2018 and 2017. The Company made matching contributions, net of participant forfeitures, to the Plan of $29,683,885 in 2018 and $28,505,146 in 2017.
The Company made a discretionary profit-sharing contribution equal to 2% and 0%, of total recognized compensation of eligible participants, in 2018 and 2017, respectively. The Company contributed $12,556,642 to the Plan as part of profit-sharing in 2018. Following the 2018 contribution, the Company has amended the Plan and terminated the discretionary profit-sharing program.
Participation and Vesting - Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan. Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July.
The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer-matching contribution is made by the Company. Participants are 100% vested in their contributions as well as employer-matching contributions at all times. Participants’ vesting in the Company’s employer profit-sharing contributions is based on years of service. Participants are 20% vested after one year of service and vest an additional 20% on each successive service anniversary date, becoming 100% vested after five years of service.
A participant’s account is also fully vested and nonforfeitable when the participant attains age 59 1/2, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts - Amounts forfeited by former participants are used to restore rehired participant balances, to reduce employer-matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions. During the years ended December 31, 2018 and 2017, employer contributions were reduced by $252,281 and $50,037, respectively, from forfeited nonvested accounts. As of December 31, 2018 and 2017, forfeited nonvested accounts totaled $21,690 and $205,064, respectively. These accounts will primarily be used to reduce future employer contributions or pay Plan administrative expenses.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Interest rates on loans as of December 31, 2018 range from 3.25% to 5.25%. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest.
Payment of Benefits - On termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment.
Investments - Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 20 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investment in a variety of investment funds including self-directed investment funds and the Company’s stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Shares of the sponsor’s common stock represent approximately 6.2% and 6.4% percent of total investments at December 31, 2018 and 2017, respectively.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year. Investments in common collective trust and stable value fund assets are measured at fair value using the NAV practical expedient. Refer to Note 3 of these notes to the financial statements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2018 and 2017, there were no excess contributions payable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

3.	FAIR VALUE MEASUREMENTS
Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
CHRW Common Stock - The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year.
Mutual funds - Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices that represent the NAV of shares held at Plan year-end. Self-directed accounts primarily consist of domestic and international mutual funds.
Common collective trusts - Investments in common collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
Stable value funds - Investments in stable value funds may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. The Fund is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. The Plan does not hold a direct investment in these fully benefit-responsive investment contracts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Most of the guaranteed investment contracts (“GIC”) contained in the Fund provide a fixed interest rate over the term to maturity, and therefore do not experience fluctuating crediting rates.

In accordance with FASB ASC 820, as of December 31, 2018 and 2017, the tables below include the major categorization for the Plan’s investments securities on the basis of the nature and risk of the investments:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total 2018
Common stock — CHRW common stock	$59,225,525	$—	$—	$59,225,525
Mutual funds:
Domestic stock fund	209,662,064	—	—	209,662,064
International stock fund	73,365,679	—	—	73,365,679
Self-directed accounts	37,565,419	—	—	37,565,419
All asset fund	13,061,641	—	—	13,061,641
Life cycle funds	305,224,207	—	—	305,224,207
Total mutual funds	638,879,010	—	—	638,879,010
Common collective trusts measured at NAV				201,326,838
Stable value fund measured at NAV				54,962,876
Total investments at fair value	$698,104,535	$—	$—	$954,394,249

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total 2017
Common stock — CHRW common stock	$65,684,145	$—	$—	$65,684,145
Mutual funds:
Domestic stock fund	234,275,697	—	—	234,275,697
International stock fund	85,740,755	—	—	85,740,755
Self-directed accounts	48,802,092	—	—	48,802,092
All asset fund	14,828,001	—	—	14,828,001
Life cycle funds	312,047,207	—	—	312,047,207
Total mutual funds	695,693,752	—	—	695,693,752
Common collective trusts measured at NAV				209,711,733
Stable value funds measured at NAV				51,654,001
Total investments at fair value	$761,377,897	$—	$—	$1,022,743,631
The following tables set forth a summary of the Plan’s investments whose values were estimated using a reported NAV at December 31, 2018 and 2017.

December 31, 2018	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period (1)
Common Collective Trusts	$201,326,838	n/a	Daily	Various
Stable Value Funds	54,962,876	n/a	Daily	Various

December 31, 2017	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period (1)
Common Collective Trusts	$209,711,733	n/a	Daily	Various
Stable Value Funds	51,654,001	n/a	Daily	Various
(1) If the Plan initiates a full redemption of the investment, the issuer reserves the right to require 12 months’ notification order to ensure the securities liquidations will be carried out in an orderly business manner.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
For the years ended December 31, 2018 and 2017, there were no transfers between levels.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.
The Plan also holds 685,069 shares and 737,279 shares in the Company’s common stock as of December 31, 2018 and 2017, respectively. In addition, the Plan recorded $1,317,070 and $1,365,018 in dividend income from the investment in the Company’s common stock as of December 31, 2018 and 2017, respectively.

5.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event that the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 21, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and the increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of December 31, 2018 and for the year ended December 31, 2017, as applicable:

	2018	2017
Net assets available for benefit plans per the financial statements	$987,502,551	$1,043,963,060
Deemed distributions of participant loans	(5,418)	(5,861)
Net assets available for benefits per the Form 5500	$987,497,133	$1,043,957,199

(Decrease) increase in net assets per the financial statements	$(56,460,509)	$172,204,585
Deemed distribution activity	443	(2,304)
Net (loss) income per Form 5500	$(56,460,066)	$172,202,281

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN
Employer ID No: 41-0680048
Plan Number: 001
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

Description	Current Value
Stable value Funds:
Wells Fargo Stable Return Fund (1)	$54,962,876
Common collective trusts:
Columbia Trust Balanced Fund II	42,175,342
Legal & General S&P 500 DC CIT	150,487,232
Legal & General MSCI AC World ex USD CIT	5,478,278
Legal & General Russell 2000 DC CIT	3,185,986
Registered investment companies:
American Beacon Small Cap Value Fund	50,350,937
John Hancock Mid-Cap Fund	80,084,626
JP Morgan Smart Retire 2020	15,898,880
JP Morgan Smart Retire 2025	3,836,875
JP Morgan Smart Retire 2030	41,217,632
JP Morgan Smart Retire 2035	7,220,403
JP Morgan Smart Retire 2040	91,557,936
JP Morgan Smart Retire 2045	9,294,851
JP Morgan Smart Retire 2050	110,555,204
JP Morgan Smart Retire 2055	18,640,387
JP Morgan Smart Retire Income	7,002,039
MFS Institutional International Equity Fund	73,365,679
PIMCO All Asset Fund	13,061,641
Vanguard Total Bond Market Index Admiral	13,823,456
William Blair Small-Mid Cap Growth	65,403,045
Common stock — CHRW common stock (1)	59,225,525
Self-directed account	37,565,419
Participant loans (1) (interest rates range from 3.25% to 5.25% and maturity dates range from 2019 to 2028)	20,641,001
TOTAL	$975,035,250

_______________________
(1) Known party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Scott S. Hagen
Scott S. Hagen
Interim Chief Financial Officer and Corporate Controller
Date: June 24, 2019